United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

hORMEL FOODS

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

Dear fellow Hormel shareholders,

The Accountability Board, Inc. has analyzed Hormel’s latest proxy and will be voting FOR Item #5, the shareholder proposal about the overuse of antibiotics in Hormel’s supply chain.

We use the Global Voting Principles of Institutional Shareholder Services (ISS) as our guidepost when evaluating companies in our portfolio. One of those principles is stewardship—that “a company’s governance, social, and environmental practices should meet or exceed the standards of its market regulations and general practices and should take into account relevant factors that may impact significantly the company’s long-term value creation.” Adoption of Item #5 would improve Hormel’s stewardship.

As well, we note that the Board’s statement opposing Item #5 says that, “the Company does not support letting animals suffer” if there is a treatment available. But this statement rings hollow. Indeed, Hormel routinely authorizes practices in its supply chain which cause animals to suffer—even when there are alternatives available that would avoid or alleviate such suffering.

For example, Hormel unnecessarily allows the extreme confinement of breeding pigs in gestation crates within its supply chain, despite the availability of less intensive options. Locked inside these solitary confinement crates, animals spend their lives unable to even turn around. These cages cause so much suffering that many states have outlawed their use and McDonald’s, Burger King, Wendy’s, Kroger, Denny’s, Target and many other major companies are eliminating or restricting their use.

Here’s how a former McDonald’s executive described gestation crates: “I toured my first sow facility, astonished as I observed a few thousand sows all lined up in rows, each confined to what seemed like a little prison.” The floors underneath, he wrote, “are slotted so that urine and feces slip through into vast cesspits” with the animals “immobilized above their own waste.”

The following images show sows confined in gestation crates compared to those housed in groups. The image on the left was taken at what was (at the time) a Hormel supplier using gestation crates; the image on the right is a general image of sows living in a group setting rather than locked inside individual crates.

Hormel knows there is a solution to this suffering. A 2017 statement from the company says that, “Hormel Foods had made a commitment that its company-owned farms will be gestation crate free by 2018.” And in 2020, it wrote that, “Hormel Foods has confirmed that it faces no risk of material losses from compliance” with California’s law banning the sale of pork from systems which use gestation crates and, “The company’s Applegate portfolio of products already complies” with it.

Hormel’s use of alternative housing shows that the company knows there are viable alternatives to locking pigs inside solitary gestation crates; yet it continues allowing pigs to suffer inside these restrictive, cramped cages day after day (e.g. at facilities operated by Hormel contractors and independent producers within the company’s supply chain).

So, as you evaluate Item #5 and Hormel’s response to it yourself, it is worth reading the Board’s claim that “the Company does not support letting animals suffer” if there is an alternative available with a large amount of skepticism.

Thank you for your consideration on this important matter.

Note: We are not asking for and cannot accept your proxy card. Please vote FOR the shareholder proposal on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.